

07000653

SECU. ... COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30302

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sycamore Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 Rockford Lane, Box 4058
(No. and Street)

Kokomo, (City) Indiana (State) 46094 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Smith (317) 455-1554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rider Kenley & Associates
(Name — *if individual, state last, first, middle name*)

9755 RANDALL DRIVE, SUITE 100 (Address) Indianapolis, (City) IN (State) 46280 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sycamore Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

Pres

Title



Notary Public

Anita L. Faulkner

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RIDER KENLEY & ASSOCIATES


SEC MAIL
RECEIVED
PROCESSING
FEB 26 2007
WASH. D.C.
186
SECTION

SYCAMORE FINANCIAL GROUP

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

l:\msword\clients\346\fs1202.doc

9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP

CONTENTS



RIDER KENLEY & ASSOCIATES

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sycamore Financial Group
Kokomo, Indiana 46902

We have audited the accompanying statement of financial condition of Sycamore Financial Group as of December 31, 2006 and 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rider Kenley & Associates

Rider Kenley & Associates
January 25, 2007

9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

SYCAMORE FINANCIAL GROUP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
Cash	$ 9,529	$ 5,027
Investment Securities (Note 2)	402,959	359,806
Deposits with Clearing Organizations and Correspondent Brokers	16,550	16,025
Receivable from Brokers and Dealers (Note 4)	27,875	-0-
Office Furniture, Fixtures and Equipment (Less Accumulated Depreciation of $94,443 and $104,904)	33,962	34,882
Other Investments (Note 3)	110,637	109,132
Prepaid Federal and State income tax	1,307	1,049
Total Assets	$602,819	$525,921

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Payable to Brokers and Dealers (Note 4)	$ -0-	$ 27,431
Accounts Payable, Accrued Expenses and Other Liabilities	111,168	80,264
Total Liabilities	111,168	107,695
Stockholders' Equity		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392 in 2006 and 2005)	$ 43,897	43,897
Additional paid in capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	442,711	369,286
Total Stockholders' Equity	491,651	418,226
Total Liabilities and Stockholders' Equity	$602,819	$525,921

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENTS OF INCOME
For the Year Ended December 31, 2006 and 2005

REVENUES

	2006	2005
Rental income	$ 25,346	$ 33,122
Commissions, marks and fees	1,865,150	1,698,589
Investment income (loss)	58,779	9,738
Total Revenue	1,949,275	1,741,449

EXPENSES

	2006	2005
Employee compensation and benefits	179,439	157,840
Commissions	1,406,401	1,280,230
Rent (equipment and occupancy)	74,640	74,400
Telephone, telegraph and postage	15,042	16,017
Depreciation and amortization	16,022	9,462
Promotional expense	12,427	19,384
Property Taxes	8,241	7,316
Other operating expense	157,630	132,165
Total Expenses	1,869,842	1,696,814
Income (loss) Before Income Tax	79,433	44,635
Income Tax Benefit (Expense) (Note 5)	(17,513)	(10,041)
Net Income Before Equity in Income of Investee	61,920	34,594
Equity in Income of Investee	11,505	4,672
Net Income	$ 73,425	$ 39,266
Earning per share of common stock	$ 16.72	$ 8.94

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006 and 2005

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2005	$43,897	(22,257)	$ 27,300	$330,020
Additional Paid in Capital	---	---	---	---
Stock Issue	---	---	---	---
Purchase of Shares	---	---	---	---
Net Income – 2005	---	---	---	39,266
December 31, 2005	43,897	(22,257)	27,300	369,286
Additional Paid-In Capital	---	---	---	---
Purchase of Shares	---	---	---	---
Stock issue	---	---	---	---
Net Income - 2006	---	---	---	73,425
Balances at December 31, 2006	$ 43,897	$(22,257)	$ 27,300	$442,711

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operations		
Net Income (Loss)	$ 73,425	$ 39,266
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and amortization	16,022	9,462
(Increase) decrease in broker deposit	(525)	(290)
(Increase) decrease in net receivables	(27,875)	62,656
(Increase) decrease in other assets	(1,505)	(109,132)
Increase (decrease) in prepaid taxes	(258)	582
Increase (decrease) in payables	(27,431)	5,732
Increase (decrease) in accruals	30,904	47,748
Net cash provided (used) by operating activities	62,757	56,024
Cash Flows From Investing Activities		
Purchases of capital assets	(15,102)	(24,950)
Disposition of capital assets	---	---
Investment securities purchased	(48,600)	(54,867)
Investment securities sold	5,447	9,589
Net cash provided (used) by investing activities	(58,255)	(70,228)
Cash Flows From Financing Activities		
Note Receivable - related party	-0-	-0-
Stock issue / (Purchase of Treasury Stock)	-0-	-0-
Net cash provided (used) by financing activities	-0-	-0-
Net Increase (Decrease) in Cash	4,502	(14,204)
Cash at Beginning of Period	5,027	19,231
Cash at End of Period	$ 9,529	$ 5,027
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Interest	$ 858	$ 2,109
Taxes	$ 8,550	$ 8,700

The accompanying notes are an integral part of these financial statements.

SYCAMORE FINANCIAL GROUP
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 1 - ACCOUNTING POLICIES

Sycamore Financial Group is a securities brokerage firm. Currently the firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. Sycamore Financial Group maintains no physical securities, client cash or margin accounts.

The firm has branch offices in Anderson and Muncie, Indiana, which run all transactions through the Kokomo office. Kokomo pays the branches commissions earned once each month. The firm provides overhead contribution to the Anderson branch.

The cost of furniture and fixtures, equipment, buildings, and improvements is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line, ACRS, and MACRS methods for financial reporting and income tax purposes. Use of these methods does not result in a material departure from generally accepted accounting principles.

The company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENT SECURITIES

At December 31, 2006 and 2005, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3 - OTHER INVESTMENTS

Represents an investment in Wagley Investment Advisors, Inc. in which the company has a 20% interest at December 31, 2006. The investment is carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, and amortization of excess of cost over equity acquired. The company acquired its entire interest on April 20, 2005.

NOTE 4 - RECEIVABLES/PAYABLES FROM/TO BROKERS

Receivables from brokers represent commissions due and accrued to Sycamore Financial Group from their correspondents. The payable to brokers is commission due to the brokers at the Anderson and Muncie Branches and registered representatives at the Kokomo main office.

SYCAMORE FINANCIAL GROUP
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 5 - INCOME TAX EXPENSE

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse.

The components of income tax expense are:

	2006	2005
Currently payable	$ 7,243	$ 11,122
Deferred taxes/ (credit) due to timing difference	10,270	-1,081
Total income tax expense	$ 17,513	$10,041

The principal sources of timing differences are accounting methods used to value investments at market for book purposes and at cost for income tax purposes.

NOTE 6 - LEASES

The Company leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Company under an operating lease which expires on January 1, 2008. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewal rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000.00 in rent for the year ended 2006 and 2005. The Company subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately.

NOTE 7 – SELF-INSURED

During 2003 the Company made the decision to self-insure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 8 – BASIC EARNINGS PER SHARE

Basis earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

SUPPLEMENTARY INFORMATION

SYCAMORE FINANCIAL GROUP
COMPUTATION OF NET CAPITAL REQUIREMENTS
December 31, 2006
Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 491,651
2.	Deduct ownership equity not allowable for Net Capital		---
3.	Total ownership equity qualified for Net Capital		$ 491,651
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		---
	B. Other-deductions or allowable credits		---
5.	Total capital and allowable subordinated liabilities		491,651
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$172,474	
	B. Secured demand note deficiency	---	
	C. Commodity futures contracts and spot commodities-proprietary capital charges	---	
	D. Other deductions and/or charges	---	(172,474)
7.	Other additions and/or allowable credits		---
8.	Net capital before haircuts on securities positions		319,177
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	A. Contractual securities commitments	---	
	B. Subordinated securities borrowings	---	
	C. Trading and investment securities		
	1. Exempted securities	---	
	2. Debt securities	---	
	3. Options	---	
	4. Other securities	60,289	
	D. Undue Concentration	---	
	E. Other	---	(60,289)
10.	Net Capital		$ 258,888

COMPUTATION OF NET CAPITAL REQUIREMENTS

11.	Minimum net capital requested (6-2/3% of line 19)	$ 7,402
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
13.	Net capital requirement (greater of line 11 or 12)	50,000
14.	Excess net capital (line 10 less 13)	208,888
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	247,772

SYCAMORE FINANCIAL GROUP
COMPUTATION OF CAPITAL REQUIREMENTS
December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition.		$111,168
17.	Add		
	A. Drafts for immediate credit	$ ---	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ ---	
	C. Other unrecorded amounts (List)	$ ---	---
19.	Total aggregate indebtedness		$111,168
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		42.94%
21.	Percentage of debt to debt + equity total computed in accordance with Rule 15c3-1(d)		22.61%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B
Not applicable

Note: Difference between this Schedule I and the December 31, 2006 Focus IIA report resulted from a change in net income. Net capital changed by $4,932.00

Exemption from SEC Rule 15c3-3: Sycamore Financial Group holds no customer securities or funds due to a restrictive agreement maintained by the firm.

Exemption from schedule of segregation requirements and funds in segregation pursuant to Commodity Exchange act: Sycamore Financial Group has no dealings in commodities.



RIDER KENLEY & ASSOCIATES

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Sycamore Financial Group

In planning and performing our audit of the financial statements of Sycamore Financial Group for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9755 RANDALL DRIVE • SUITE 100 • INDIANAPOLIS, IN 46280 • 317-582-3000 • FAX 317-582-3010

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected with in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Rider Kenley & Associates
January 25, 2007

END